January __, 2007.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Mutual Fund Series of Financial Combustion
ASTRAL™ Equity Financial Combustion Fund
ASTRAL™ Ultra Equity Financial Combustion Fund
ASTRAL™ Large-Cap Financial Combustion Fund
ASTRAL™ Mid-Cap Financial Combustion Fund
ASTRAL™ Small-Cap Financial Combustion Fund

As with all mutual funds, neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

THE FUNDS

Risk/Return Summary	1
Investment Objectives of the Funds	1
Principal Investment Strategies of the Funds	1
Principal Risks of Investing in the Funds	2
Performance History	3
Fees and Expenses	3
Adviser Compensation	4
Additional Investment Strategies and Risk Considerations	5

MANAGEMENT OF THE FUNDS

The Adviser	6
Board of Trustees	7
Portfolio Manager	7

INVESTING IN THE FUNDS

Pricing of Fund Shares	7
Customer Identification Program	7
Purchase of Fund Shares	8
Redemption of Fund Shares	12
Additional Redemption Information	13
Dividends and Distributions	14

OTHER IMPORTANT INFORMATION

Tax Consequences	14
Distribution Arrangements	15
Privacy Policy	15
Where to Go For More Information	Back Cover

You should rely only on the information contained in this Prospectus and in the Statement of Additional Information (“SAI”), which is available upon request.  Astral Investments (the “Funds”) has not authorized others to provide additional information.  The Fund does not authorize use of this Prospectus in any state or jurisdiction where the offering cannot legally be made.

THE FUNDS

RISK/RETURN SUMMARY

The ASTRAL INVESTMENTS TRUST, dba Astral Investments, is a mutual fund family that consists of  five different actively-managed U.S. equity funds (each a "Fund," collectively the "Funds").  The Funds' investment adviser is Crown Jewel Concepts, LLC (the "Adviser").   The Funds are:

1)  the ASTRAL™ Equity Financial Combustion Fund   (the “Equity Fund”),

2)  the ASTRAL™ Ultra Equity Financial Combustion Fund   (the “Ultra Fund”),

3)  the ASTRAL™ Large-Cap Financial Combustion Fund   (the “Large-Cap Fund”),

4)  the ASTRAL™ Mid-Cap Financial Combustion Fund   (the “Mid-Cap Fund”), and

5)  the ASTRAL™ Small-Cap Financial Combustion Fund   (the “Small-Cap Fund”).

INVESTMENT OBJECTIVE OF THE FUNDS

The investment objective of each Fund is long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUNDS

Investment Process

The Adviser selects each Fund's investments using its proprietary “Theory of Financial Combustion.”  The Adviser employs a systematic process to identify companies it believes are moving from ordinary to extra-ordinary.  In other words, from average returns to above average returns.  The Adviser defines this movement as “financial combustion.”  The Adviser's strategy is based on the belief that financial combustion will occur when a company has great products or services (as evidenced by increasing revenue and/or sales) followed by increased or increasing capital to expand the business (as evidenced by balance sheet and/or income statement).

The Adviser’s process for making “financial combustion” determinations involves systematically evaluating financial ratios from both the commercial banking environment and the investment industry environment.  By examining a company's financial statements, the Adviser can calculate commercial banking ratios, (e.g. debt-to-worth ratio and working capital-to-debt ratio).  The Adviser also examines the investment industry fundamental and technical ratios (e.g. for price value, earnings, revenues, margins, industry comparables, stock accumulation, sector position, technical strength, and supply/demand of stock) to evaluate the market’s interest or lack of interest in the company.  With this information, the Adviser ranks companies based on the highest to lowest probability of financial combustion occurring in each company.  The process uses both computer models and the practical experience of the portfolio manager as a commercial bank lending specialist.  The Fund's portfolio may be over weighted in any sector if the Adviser believes this will benefit the Fund’s performance.

Each Fund is actively managed, and the Adviser will consider selling a security if the price declines, fundamental or technical ratios (described above) deteriorate, or any other event occurs that the Adviser believes will likely have a long term negative impact on the price of the security.

1)  Equity Fund

The Fund invests primarily in U.S. companies, without regard to capitalization.   Under normal circumstances, at least 80% of the Fund's net assets will be invested in equity securities (primarily common stock). The Fund will usually own 50 to 100 stocks.

2)  Ultra Fund

The Fund invests primarily in U.S. companies, without regard to capitalization.   Under normal circumstances, at least 80% of the Fund's total assets will be invested in equity securities (primarily common stock). The Fund will usually own 50 to 100 stocks. The Fund differs from the other Financial Combustion Funds in one way. The Fund is permitted to borrow money up to one-third of the value of its total assets for the purpose of investment. Borrowing for the purpose of investment is a speculative technique that increases both investment opportunity and the Fund's ability to achieve greater diversification.  The term "ultra" refers to the added dimension that the Fund's borrowing strategy brings to the portfolio compared to the Equity Fund.

3)  Large-Cap Fund

The Fund invests primarily in the common stock of large capitalization U.S. companies.  Under normal circumstances, at least 80% of the Fund's net assets will be invested in companies with a capitalization of at least $ 10 billion.  The capitalization parameters are determined by the Adviser.

4)  Mid-Cap Fund

The Fund invests primarily in the common stock of mid-capitalization U.S. companies.   Under normal circumstances, at least 80% of the Fund's net assets will be invested in companies with a capitalization of between $ 2 billion and $ 10 billion.  The capitalization parameters are determined by the Adviser.

5)  Small-Cap Fund

The Fund invests primarily in the common stock of small capitalization U.S. companies.   Under normal circumstances, at least 80% of the Fund's net assets will be invested in companies with a capitalization of less than $ 2 billion.  The capitalization parameters are determined by the Adviser.

PRINCIPAL RISKS OF INVESTING IN THE FUNDS

a.

Market Risk. ( All Funds 1-5 )  The biggest risk is that a Fund’s returns may vary and you could lose money. There is no guarantee that a Fund will achieve its investment objective.

b.

Business Risk. ( All Funds 1-5 )  The risk a company may go bankrupt, leaving its stock worthless. The Fund may invest in start-up or smaller companies that have higher risks than funds that invest solely in established companies.

c.

Asset Allocation Risk. ( All Funds 1-5 )  To the extent that the Adviser’s asset allocation strategy may fail to produce the intended result, a Fund’s return may suffer. Additionally, the active style of the Funds leads to dynamic (changing) asset allocation over time and represents a risk to investors who target specific (fixed) asset allocations.

d.

Borrowing Risks/Leverage . ( Fund # 2 “Ultra Fund”  )  The Ultra Fund may borrow from banks to purchase securities, commonly known as “leverage.” Leveraging is a speculative technique that involves special risks. The Fund’s leveraged positions, which magnify market exposure, may move against the fund and result in higher-than-expected losses.  If the interest on the borrowing approaches the return on the investment after expenses, the benefit of borrowing will be reduced, and if the interest on the borrowing exceeds the return on the investment after expenses, the Fund will realize a lower rate of return than if the Fund was not leveraged.  Also, during times of borrowing under adverse market conditions, the Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.

e.

Defensive Measures. ( All Funds 1-5 )  Each Fund may invest up to 100% of its assets in cash, money market instruments (including money funds) and short-term investments as a defensive measure in response to adverse market conditions. During these periods, a Fund may not achieve its investment objective.

f.

Equity Securities Risks. ( All Funds 1-5 )   Equity investments, including common stocks, tend to be more volatile than bonds and money market instruments. The value of a Fund’s shares will go up and down due to movement in the collective returns of the individual securities held by the Fund. Common stocks are subordinate to preferred stocks in a company’s capital structure, and if a company is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stocks take precedence over the claims of those who own common stocks.

g.

Sector Risk. ( All Funds 1-5 )  Each Fund may invest a significant portion of its assets in a particular market sector. To the extent a Fund invests in a particular market sector, adverse events may occur that significantly affect that sector. Therefore, a Fund’s share value may at times decrease at a faster rate than the share value of a fund with investments in many sectors.

h.

Management Risk. ( All Funds 1-5 )  A strategy used by the Adviser may fail to produce the intended result. The Funds are designed for long-term investors who believe that it is appropriate for the Adviser to have flexibility to actively manage each Fund's portfolio. The Adviser has no experience managing a mutual fund.  This lack of experience may result in recommendations of securities that cause the Funds to under-perform or lose money.

i.

Market Risks. ( All Funds 1-5 )  The risk associated with daily, monthly, or even yearly fluctuations in securities prices, particularly the risk of loss from a sudden, steep market decline. A risk for all funds, though equity funds have more exposure to it.  In addition to the risks associated with individual security selection, the values of a security or securities may go up or down based on the relevant market. The Adviser also believes that most investments are subject to the behavioral and psychological risks created by investors in the securities markets. The Adviser believes that the behavior and psychology of investors allow investments to be priced beyond the rational explanations that market history, asset pricing models or technical or fundamental analysis can provide. The risk to an investment’s price caused from the actions and behavior of investors individually or in mass is behavioral and psychological risk.

j.

Small Capitalization Risks.  [INSERT RISK.]

k.

______ Capitalization Risks.  [INSERT RISK.]

PERFORMANCE INFORMATION

The Funds are new and do not have a full calendar year of operations. Accordingly, the bar charts and tables showing the Funds’ annual returns and average annual total returns are not included.

FEES AND EXPENSES

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Funds:

	Shareholder Fees for the Funds (fees paid directly from your investment)
Maximum Sales Charge(Load)Imposed On Purchases (as a percentage of offering price)			None
Redemption Fee (as a % of amount redeemed )			None

Annual Fund Operating Expenses for the Funds (expenses that are deducted from Fund assets)
		Equity Fund	Ultra Fund
Management Fee (1)		2.95% (1)	2.95% (1)
Distribution and/or Service (12b-1) Fees		0.00%	0.00%
Other Expenses(2)		0.00% (1)	0.00% (1)
Total Annual Fund Operating Expenses		2.95%	2.95%
Annual Fund Operating Expenses for the Funds (expenses that are deducted from Fund assets)

	Small-Cap Fund	Mid-Cap Fund	Large-Cap Fund
Management Fee (1)	2.95% (1)	2.95% (1)	2.95% (1)
Distribution and/or Service (12b-1) Fees	0.00%	0.00%	0.00%
Other Expenses(2)	0.30% (1)	0.00% (1)	0.00% (1)
Total Annual Fund Operating Expenses	3.25%	2.95%	2.95%

Example:  This example shows you the expenses you may pay over time by investing in each of the Funds.  Since all mutual funds use the same hypothetical conditions, this example should help you compare the costs of investing in the Funds versus other mutual funds. The example assumes the following conditions:

     (1)  You invest $10,000 in a Fund for the periods shown;

     (2)  You reinvest all dividends and distributions;

     (3)  You redeem all of your shares at the end of those periods;

     (4)  You earn a 5% return each year; and

     (5)  The Fund's operating expenses remain the same.

Although your actual costs may be higher or lower, the following table shows you what your costs may be under the conditions listed above.

	1 Year	3 Years
Equity Financial Combustion Fund	$	$
Ultra Equity Financial Combustion Fund	$	$
Large-Cap Financial Combustion Fund	$	$
Mid-Cap Financial Combustion Fund	$	$
Small-Cap Financial Combustion Fund	$	$

(1) The Adviser has contractually agreed to pay all operating expenses of the Funds except taxes, borrowing expenses (such as (a) interest and (b) dividend expenses on securities sold short), brokerage commissions and extraordinary expenses.  The Adviser is not entitled to be reimbursed for any such payments. Each Fund’s “Total Annual Operating Expenses” may exceed 2.95% to the extent that a Fund incurs taxes, borrowing expenses, brokerage commissions and extraordinary expenses.  Some of these expenses would be reflected in “Other Expenses” and “Total Annual Operating Expenses” if incurred.  The Adviser receives a variable performance-based advisory fee, which is described on page __.  The maximum performance adjustment rate is 2.40% if the Adviser is entitled to the full performance adjustment.

(2) Because the Funds are new funds, "Other Expenses" are based on estimated amounts for the current fiscal year. The Funds do not expect to incur any “Other Expenses,” other than interest expenses for the Ultra Fund.

ADVISER COMPENSATION

As full compensation for the investment advisory services provided to each Fund, the Adviser receives monthly compensation in the form of a variable performance-based advisory fee ("Variable Advisory Fee").

STRUCTURE OF THE VARIABLE ADVISORY FEE

Each Fund's advisory fee is comprised of an annual base rate of 2.95% of average daily net assets ("Pivot Fee"), subject to a performance adjustment, in accordance with a rate schedule. The performance adjustment either increases or decreases the advisory fee, depending on how well the Fund has performed relative to the performance of a specific broad-based, unmanaged index over a performance period.  The performance period is the most recent 12 month period (rolling 12 month period). The Pivot Fee is accrued daily at the annual rate of 2.95% of the average daily net assets of the Fund during each month, and is payable as of the first business day of the succeeding month.

Each Fund's benchmark index is as follows:

Equity Financial Combustion Fund	Dow Jones Wilshire 5000 (full cap) Index
Ultra Equity Financial Combustion Fund	Dow Jones Wilshire 5000 (full cap) Index
Large-Cap Financial Combustion Fund	S&P 500 Index
Mid-Cap Financial Combustion Fund	S&P 400 Index
Small-Cap Financial Combustion Fund	S&P 600 Index

CALCULATION OF THE VARIABLE ADVISORY FEE

The advisory fee will be the Pivot Fee (i.e., there will be no performance adjustment) if the Fund’s performance is within positive or negative 2.00% (two percentage points) of the investment record of the relevant index over the performance period.  If the difference between a Fund’s performance and the investment record of the relevant index exceeds two percentage points, the fee will be adjusted either up or down based upon a performance adjustment rate that varies at a rate of 0.01% for each increment of 0.05% of differential performance over two percentage points.  The maximum annualized performance adjustment rate is plus or minus 2.40% (which would result from a performance differential of 14 percentage points or more between the Fund’s performance and the investment record of the relevant index). The rate calculated is applicable to the last month of the performance period and it is subject to recalculation for the following month.  Each fund's performance adjustment is calculated each day of the last month of the performance period by multiplying the applicable performance adjustment rate by the Fund’s average daily net assets over the performance period and dividing the result by the number of days in the year.

Because the performance adjustment is calculated based on the average daily net assets over a 12 month period, the amount of the performance adjustment may be more or less than if the performance adjustment rate were applied to the average daily net assets over the last month of the period.  The Pivot Fee is calculated over the last month of the period, and thus the 2.95% rate for the pivot fee is applied against a different net asset value than that against which the performance adjustment rate is applied.  As a result, in periods of declining Fund net assets and negative performance relative to the relevant index, it is possible that the Adviser might owe a Fund money.  In addition, because the performance adjust rate is based on performance over a 12 month period, it is possible that the performance adjustment may be positive even though the more recent Fund performance is negative relative to the relevant index,  Also, because the determination of the performance adjustment rate is based on a Fund's performance relative to the relevant index, it is possible that the Adviser will receive a positive performance adjustment even if the Fund has negative performance (it loses money) over the 12 month performance period.

For purposes of comparing a Fund’s performance to the investment record of the relevant index, the Fund’s performance already reflects any performance adjustments made during the performance period.  Thus, when a Fund outperforms the relevant index, shareholders will receive a total return that represents the full amount of the outperformance.  Further, the total return to shareholders will be significant relative to the performance adjustment because the performance adjustment rate will be a small percentage of the overperformance (expressed in percentage points).  For example, assuming you hold your investment in a Fund through an entire performance period and the Fund’s performance during the period exceeds the investment record of the relevant index by 14 percentage points or more, your total return over the period (after performance adjustment) will be at least 14 percentage points better than the investment record of the relevant index, and the performance adjustment rate will be no more than 2.40%.

PAYMENT OF THE VARIABLE ADVISORY FEE DURING THE FUND’S FIRST YEAR

During the first full 12 calendar  months  immediately following  the effective  date  of  the  Trust's  registration   statement  ("Initial Period"),  the Adviser  shall be entitled to receive  only the Pivot Fee.  The  Adviser  will be  entitled  to  receive  a Performance  Fee only after  completion  of the  Initial  Period.  The purpose of suspending payment of the Performance Fee during the Initial Period is to establish a performance record for the Fund on which the Performance Fee is later calculated.

ADDITIONAL INVESTMENT STRATEGIES AND RISK CONSIDERATIONS

INVESTMENT OBJECTIVE OF THE FUNDS

The investment objective of each Fund is long-term capital appreciation.  The Board of Trustees may change an objective without shareholder approval.  If a Fund objective is changes, or if a Fund's policy to invest 80% of its net assets in a particular security changes, shareholders will be given 60 days advance notice.  The Board does not anticipate making any change to the Fund's objective.

SUITABILITY

The Fund is suitable for investors seeking long term capital appreciation who are comfortable with market risks associated with equities. Like other core equity investment strategies, there can be no assurance that the strategy employed will work in a particular time frame.

PORTFOLIO TURNOVER

Portfolio securities are sold whenever the Advisor believes it appropriate, regardless of how long the securities have been held.  Each Fund’s investment program emphasizes active portfolio management intended to accomplish a long-term objective, however the Advisor does not expect portfolio turnover of the Funds to exceed 100% per year.  Portfolio turnover generally involves some expense to the Fund, including brokerage commissions, dealer markups and other transaction costs, and may result in the recognition of capital gains that may be distributed to shareholders.

TEMPORARY  INVESTMENTS

From time to time, a Fund may take temporary defensive positions, which are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions.  For example, a Fund may hold all or a portion of its assets in money market instruments, including cash, cash equivalents, U.S. government securities, other investment grade fixed income securities, certificates of deposit, bankers acceptances, commercial paper, money market funds and repurchase agreements.  If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees.  As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.  The Fund also may also invest in money market instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

PORTFOLIO HOLDINGS

A description of the Funds' policies regarding disclosure of the securities in each Fund’s portfolio is found in the Statement of Additional Information.

MANAGEMENT OF THE FUNDS

THE ADVISER

Crown Jewel Concepts, LLC, with principal office at 20550 Maxim Parkway, Orlando, Florida 32833, acts as the investment adviser to the Fund and generally administers the affairs of the Trust. Subject to the direction and control of the Board of Trustees, the Adviser selects the stocks and arranges for the purchase and sale of all securities held in the portfolio of the Fund.  The Adviser is a registered investment adviser organized in 2006 and is majority-owned by John R. Jones, Jr., its portfolio manager. The Fund is the first registered investment company to be advised by the Adviser. The discussion regarding the basis of the Board of Trustees' approval of the investment advisory agreement with Crown Jewel Concepts, LLC. will appear in the Funds' first report to shareholders, which is expected to cover the fiscal period ending [March 31, 2007].

Adviser compensation is described above under the heading "Advisory compensation." For each Fund's first fiscal year, the Adviser is entitled to receive a fee equal to 2.95% of the average daily net assets of the Fund.

The Adviser may, at its discretion and out of its own funds, compensate third parties for the sale and marketing of the Funds and for providing services to shareholders.  It may also use its own funds to sponsor seminars and educational programs on the Funds for financial intermediaries and shareholders.

BOARD OF TRUSTEES

Each of the Funds is a series of the Trust, an open-end management investment company which was organized as a Ohio business trust on September 23, 2006. The Trustees supervise the operations of the Funds according to applicable state and federal law, and are responsible for the overall management of the Funds' business affairs.

PORTFOLIO MANAGER

John R. Jones, Jr. is each Fund’s portfolio manager and has day-to-day responsibility for the management of each Fund’s portfolio. He is currently the managing member of the Adviser (Crown Jewel Concepts, LLC).  He is also CFO of Capstone Golf, a privately owned golf course management company located in St. Augustine, Florida. Prior to founding the Adviser in 2006, Mr. Jones was President of First Georgia Banking Company from 2003-2005. Also during that time, Mr. Jones was co-manager of Dynamic Equity Partners, LLC. from 2003-2006. From 1998 – 2003, Mr. Jones held positions of President and Executive Vice-President at Regions Bank. Mr. Jones was Vice-President of commercial loans at WGNB from 1990 – 1998. Mr. Jones is co-founder and director of Judicial Correction Services, a leading provider of probation and house-arrest services. He holds a B.S. in Mathematics from Auburn University in Auburn, Alabama and a Graduate Degree in Finance from The Banking School of the South at Louisiana State University in Baton Rouge, LA. Mr. Jones also has a Graduate Degree in Commercial Lending from the ABA Banking School at University of Oklahoma in Norman, OK.

INVESTING IN THE FUNDS

PRICING OF FUND SHARES

The price you pay for a share of a Fund, and the price you receive upon selling or redeeming a share of a Fund, is called the Fund’s net asset value (“NAV”).  The NAV is calculated by taking the total value of a Fund’s assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent:

Net Asset Value  =   Total Assets - Liabilities / Number of Shares Outstanding

The NAV is generally calculated as of the close of trading on the New York Stock Exchange (normally 4:00 p.m.  Eastern time) every day the Exchange is open.  All purchases, redemptions or reinvestments of Fund shares will be priced at the next NAV calculated after your order is received in proper form by the Fund’s Transfer Agent, Mutual Shareholder Services.  Your order must be placed with the Transfer Agent prior to the close of the trading of the New York Stock Exchange in order to be confirmed for that day’s NAV.  The Fund's assets are generally valued at their market value.  If market prices are not available or, in the adviser's opinion, market prices do not reflect fair value, or if an event occurs after the close of trading (but prior to the time the NAV is calculated) that materially affects fair value, the adviser will value the Fund's assets at their fair value according to policies approved by, and subject to supervision by, the Fund's Board of Trustees.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser will need to price the security using the Fund's fair value pricing guidelines.  Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors.  Fair valuation of a Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short term traders.   The Fund may use pricing services to determine market value.

CUSTOMER IDENTIFICATION PROGRAM

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.  This means that, when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you.  We may also ask for identifying documents, and may take additional steps to verify your identity.  We may not be able to open an account or complete a transaction for you until we are able to verify your identity.

PURCHASE OF FUND SHARES

You may purchase shares directly through the Fund’s Transfer Agent or through a brokerage firm or other financial institution that has agreed to sell the Fund’s shares.   Purchases will be executed at the NAV next calculated upon receipt of the purchase order by the Fund’s Transfer Agent or by a brokerage firm or other financial institution authorized to sell Fund shares.  If you are investing directly in the Fund for the first time, you will need to establish an account by completing a Shareholder Account Application (To establish an IRA, complete an IRA Application).  To request an application, call toll-free 1-800-595-3166. Your initial investment minimum can be found in the table below.  The Fund  reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.  Investment minimums may be higher or lower to investors purchasing shares through a brokerage firm or other financial institution.

The investment adviser (not the Fund) may out of its own resources pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.

If you invest through a brokerage firm or other financial institution, the policies and fees may be different than those described here. Financial advisers, financial supermarkets, brokerage firms, and other financial institutions may charge transaction and other fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your financial institution if you have any questions. Your financial institution is responsible for transmitting your order in a timely manner.

MINIMUM INVESTMENTS

The minimum investment amount is as follows:

Initial Investment	Automatic Investment Program	Subsequent Investment
$ 2,000	$ 100	$ 100

*An Automatic Investment Plan requires a $100 minimum automatic monthly investment.

All purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.  No cash, credit cards or third party checks will be accepted.  A $20 fee will be charged against your account for any payment check returned to the Transfer Agent or for any incomplete electronic fund transfer, or for insufficient funds, stop payment or closed account.  If a check does not clear your bank or the Fund is unable to debit your pre-designated bank account on the day of purchase, the Fund reserves the right to cancel the purchase.  If your purchase is canceled as a result, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of a decline in the value of the canceled purchase, and the Fund (or Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.  Any profit on such cancellation will accrue to the Fund.  Your investment in the Fund should be intended to serve as a long-term investment vehicle.  The Fund is not designed to provide you with a means of speculating on the short-term fluctuations in the stock market.  The Fund reserves the right to reject any purchase request that it regards as disruptive to the efficient management of the Fund, which includes investors with a history of excessive trading.  The Fund also reserves the right to stop offering shares at any time.

MARKET TIMING

The Funds discourage market timing and do not accommodate frequent purchases and redemptions.  Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of Fund shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders.  The Board of Trustees has adopted a policy directing the Funds to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Funds that indicates market timing or trading that it determines is abusive.  This policy applies to all Fund shareholders.  While the Funds attempt to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers.  For example, certain accounts called "omnibus accounts" include multiple shareholders.  Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day where purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identity of individual purchasers and redeemers whose orders are aggregated are not known by the Fund.  The netting effect often makes it more difficult for the Funds to detect market timing, and there can be no assurance that the Funds will be able to do so.  If market timing in an omnibus account is suspected, the Funds will investigate the circumstances.  If market timing is found, the Funds will terminate the omnibus relationship unless the intermediary can demonstrate that it has implemented controls reasonably designed to prevent further market timing.  The Funds may invest in foreign securities and small to mid capitalization companies, and therefore may have additional risks associated with market timing. Because the Funds may invest in securities that are, among other things, priced on foreign exchanges, thinly traded, traded infrequently or relatively illiquid, each Fund has the risk that the current market price for the securities may not accurately reflect current market values. This can create opportunities for market timing by shareholders. For example, securities trading on overseas markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the overseas market, but prior to the close of the U.S. market. A shareholder may seek to engage in short-term trading to take advantage of these pricing differences, and therefore could dilute of the value of Fund shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders.

TYPES OF ACCOUNT OWNERSHIP

You can establish the following types of accounts by completing a Shareholder Account Application:

•   Individual or Joint Ownership - Individual accounts are owned by one person.  Joint accounts have two or more owners.

•   A Gift or Transfer to Minor (UGMA or UTMA) - A UGMA/UTMA account is a custodial account managed for the benefit of a minor.  To open an UGMA or UTMA account, you must include the minor’s social security number on the application.

•   Trust - An established trust can open an account.  The names of each trustee, the name of the trust and the date of the trust agreement must be included on the application.

•   Business Accounts - Corporation and partnerships may also open an account.  The application must be signed by an authorized officer of the corporation or a general partner of a partnership.

•   IRA Accounts - See “Tax-Deferred Plans” below.

INSTRUCTIONS FOR OPENING AND ADDING TO AN ACCOUNT

TO OPEN AN ACCOUNT BY MAIL	TO ADD TO AN ACCOUNT BY MAIL

Complete and sign the Shareholder Application or an IRA Application

Make your check payable to Astral Investments.

• For IRA accounts, please specify the year for which the contribution is made.

Mail the slip and the check to:

Astral Investments

c/o Mutual Shareholder Services

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

Complete the investment slip that is included with your account statement, and write your account number on your check.  If you no longer have your investment slip, please reference your name, account number, and address on your check.

Mail the slip and the check to:

Astral Investments

c/o Mutual Shareholder Services

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

TO OPEN AN ACCOUNT BY WIRE	TO ADD TO AN ACCOUNT BY WIRE

Call 1-800-595-3166 for instructions to obtain an investor account number or an IRA account number prior to wiring to the Fund.

Send your investment to XXX Bank N.A.

with these instructions:

•

XXX Bank N.A.

•

ABA #

•

DDA #

•

Account of Astral Investments

•

Further Credit to:     Account Name (shareholder name) and         include   Social Security Number or Tax ID

•

Shareholder Account Number

Send your investment to XXX Bank N.A. by following the instructions listed below:

•

XXX Bank N.A.

•

ABA #

•

DDA #

•

Account of Astral Investments

•

Further Credit to:     Account Name (shareholder name) and         include   Social Security Number or Tax ID

•

Shareholder Account Number

TELEPHONE AND WIRE TRANSACTIONS

With respect to all transactions made by telephone, the Fund and its Transfer Agent will employ reasonable procedures to confirm that instructions communicated by telephone are genuine.  Such procedures may include, among others, requiring some form of personal identification prior to acting upon telephone instructions, providing written confirmation of all such transactions, and/or tape recording all telephone instructions.  If reasonable procedures are followed, then neither the Fund nor the Transfer Agent will be liable for any loss, cost, or expense for acting upon an investor's telephone instructions or for any unauthorized telephone redemption.  In any instance where the Fund’s Transfer Agent is not reasonably satisfied that instructions received by telephone are genuine, neither the Fund nor the Transfer Agent shall be liable for any losses which may occur because of delay in implementing a transaction.

If you purchase your initial shares by wire, the Transfer Agent first must have received a completed account application and issued an account number to you.  The account number must be included in the wiring instructions as set forth on the previous page.  The Transfer Agent must receive your account application to establish shareholder privileges and to verify your account information.

Shares purchased by wire will be purchased at the NAV next determined after the Transfer Agent receives your wired funds and all required information is provided in the wire instructions.  If the Transfer Agent is notified no later than 3:00 p.m.  Eastern time of the wire instructions, and the wired funds are received by the Transfer Agent no later than 4:00 p.m.  Eastern time, then the shares purchased will be priced at the NAV determined on that business day.  If the wire is not received by 4:00 p.m.  Eastern time, the purchase will be effective at the NAV next calculated after receipt of the wire.

TAX-DEFERRED PLANS

If you are eligible, you may set up one or more tax-deferred accounts.  A tax-deferred account allows you to shelter your investment income and capital gains from current income taxes.  A contribution to certain of these plans may also be tax deductible.  Tax-deferred accounts include retirement plans described below.  Distributions from these plans are generally subject to an additional tax if withdrawn prior to age 59 1/2 or used for a non-qualifying purpose.  Investors should consult their tax adviser or legal counsel before selecting a tax-deferred account.

XXX Bank N.A., serves as the custodian for the tax-deferred accounts offered by the Fund.  You may be charged an annual account maintenance fee of $8 for each tax-deferred account you have with the Fund.  You may pay the fee by check or have it automatically deducted from your account (usually in December).  The custodian reserves the right to change the amount of the fee or to waive it in whole or part for certain types of accounts.

TYPES OF TAX-DEFERRED ACCOUNTS

•  Traditional IRA - An individual retirement account.  Your contribution may or may not be deductible depending on your circumstances.  Assets can grow tax-deferred and distributions are taxable as income.

•  Roth IRA - An IRA with non-deductible contributions, tax-free growth of assets, and tax-free distributions for qualified distributions.

•  Coverdale IRA - An individual education account.  Your contribution may or may not be deductible depending on your circumstances.  Assets can grow tax-deferred and distributions are taxable as income.

•   Spousal IRA - An IRA funded by a working spouse in the name of a non-earning spouse.

•   SEP-IRA - An individual retirement account funded by employer contributions.  Your assets grow tax-deferred and distributions are taxable as income.

•   Keogh or Profit Sharing Plans - These plans allow corporations, partnerships and individuals who are self-employed to make tax-deductible contributions of up to $35,000 for each person covered by the plans.

•  403(b) Plans - An arrangement that allows employers of charitable or educational organizations to make voluntary salary reduction contributions to a tax-deferred account.

•   401(k) Plans - Allows employees of corporations of all sizes to contribute a percentage of their wages on a tax-deferred basis.  These accounts need to be established by the trustee of the plan.

AUTOMATIC INVESTMENT PLANS

By completing the Automatic Investment Plan section of the account application, you may make automatic monthly or quarterly investments ($100 minimum per purchase) in the Fund from your bank or savings account.  Your initial investment minimum is $2,000 if you select this option.  Shares of the Fund may also be purchased through direct deposit plans offered by certain employers and government agencies.  These plans enable a shareholder to have all or a portion of their payroll or Social Security checks transferred automatically to purchase shares of the Fund. The Automatic Investment Plan is for making automatic investments from a designated bank account while Payroll Direct Deposit Plan is for making automatic investments from your payroll check.

DIVIDEND REINVESTMENT

All income dividends and capital gains distributions will be automatically reinvested in shares of the Fund unless you indicate otherwise on the account application or in writing.

REDEMPTION OF FUND SHARES

You may sell all or part of your shares on any day that the New York Stock Exchange is open for trading.  Your shares will be sold at the next NAV per share calculated after your order is received in proper form by the Transfer Agent.  The proceeds of your sale may be more or less than the purchase price of your shares, depending on the market value of the Fund's securities at the time of your sale.  Your order will be processed promptly and you will generally receive the proceeds within seven days after receiving your properly completed request.  The Fund will not mail any proceeds unless your investment check has cleared the bank, which may take up to fifteen calendar days from the date of purchase.  This procedure is intended to protect the Fund and its shareholders from loss.  If the dollar or share amount requested is greater than the current value of your account, your entire account balance will be redeemed.  If you choose to redeem your account in full, any automatic services currently in effect for the account will be terminated unless you indicate otherwise in writing.

By Mail

Write a letter of instruction that includes:

•

The names(s) and signature(s) of all account owners.

•

Your account number.

•

The dollar or share amount you want to sell.

•

Where to send the proceeds.

•

If redeeming from your IRA, please note applicable withholding requirements.

•

Obtain a signature guarantee or other documentation, if required.

Mail your request to:

Astral Investments

c/o Mutual Shareholder Services

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

By Telephone

• You will automatically be granted telephone redemption privileges unless you decline them in writing or indicate on the appropriate section of the account application that you decline this option.  Otherwise, you may redeem Fund shares by calling 1-800-595-3166.  Redemption proceeds will only be mailed to your address of record.

• You may only redeem a maximum of $25,000 per day by telephone.

By overnight courier, send to:

Astral Investments
c/o Mutual Shareholder Services

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

• Following an address change, you will not be able to redeem by telephone and have a check sent to your address of record for a period of 15 days.

• Unless you decline telephone privileges in writing or on your account application, as long as the Fund takes reasonable measures to verify the order, you may be responsible for any fraudulent telephone order.

For specific information on how to redeem your account, and to determine if a signature guarantee or other documentation is required, please call toll-free in the U.S. 1-800-595-3166.

ADDITIONAL REDEMPTION INFORMATION

Signature guarantees – Signature guarantees are designed to protect both you and the Fund from fraud.  A signature guarantee of each owner is required to redeem shares in the following situations:

•

If you change ownership on your account.

•

If you request the redemption proceeds to be sent to a different address than that registered on the account.

•

If the proceeds are to be made payable to someone other than the account’s owner(s).

•

If a change of address request has been received by the Transfer Agent within the last 15 days.

•

If you wish to redeem $25,000 or more from any shareholder account.

Signature guarantees can be obtained from most banks, savings and loan associations, trust companies, credit unions, broker/dealers, and member firms of a national securities exchange.  Call your financial institution to see if they have the ability to guarantee a signature.  A notary public cannot provide signature guarantees.

The Fund reserves the right to require a signature guarantee under other circumstances or to delay a redemption when permitted by Federal Law.  For more information pertaining to signature guarantees, please call 1-800-595-3166.

CORPORATE, TRUST AND OTHER ACCOUNTS

Redemption requests from corporate, trusts, and other accounts may require documents in addition to those described above, evidencing the authority of the officers, trustees or others.  In order to avoid delays in processing redemption requests for these accounts, you should call the Transfer Agent at 1-800-595-3166 to determine what additional documents are required.

ADDRESS CHANGES

To change the address on your account, call the Transfer Agent at 1-800-595-3166 or send a written request signed by all account owners.  Include the account number(s) and name(s) on the account and both the old and new addresses.  Certain options may be suspended for a period of 15 days following an address change.

TRANSFER OF OWNERSHIP

In order to change the account registration or transfer ownership of an account, additional documents will be required.  In order to avoid delays in processing these requests, you should call the Transfer Agent at 1-800-595-3166 to determine what additional documents are required.

REDEMPTION INITIATED BY THE FUND

Because there are certain fixed costs involved with maintaining your account, the Fund may require you to redeem all of your shares if your account balance falls below $2,000.  After your account balance falls below the minimum balance, you will receive a notification from the Fund indicating its intent to close your account along with instructions on how to increase the value of your account to the minimum amount within 60 days.  If your account balance is still below $2,000 after 60 days, the Fund may close your account and send you the proceeds.  This minimum balance requirement does not apply to IRAs and other tax-sheltered investment accounts.  The right of redemption by the Fund will not apply if the value of your account balance falls below $2,000 because of market performance.  All shares of the Fund are also subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund.  Any involuntary redemption will create a capital gain or loss, which may have tax consequences about which you should consult your tax adviser.

SHAREHOLDER COMMUNICATIONS

Account Statements - Every quarter, shareholders of the Fund will automatically receive regular account statements.  You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

Confirmations - Confirmation statements will be sent after each transaction that affects your account balance or account registration.

Regulatory Mailings - Financial reports will be sent at least semiannually.  Annual reports will include audited financial statements.  To reduce expenses, one copy of each report will be mailed to each taxpayer identification number even though the investor may have more than one account in the Fund.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to pay distributions on an annual basis and expects that distributions will consist primarily of capital gains.  You may elect to reinvest income dividends and capital gain distributions in the form of additional shares of the Fund or receive these distributions in cash.  Dividends and distributions from the Fund are automatically reinvested in the Fund, unless you elect to have dividends paid in cash.  Reinvested dividends and distributions receive the same tax treatment as those paid in cash.  If you are interested in changing your election, you may call the Transfer Agent at 1-800-595-3166 or send a written notification to:

ASTRAL Investments

c/o Mutual Shareholder Services

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

Redemption in Kind - The Fund intends to make payments for all redemptions in cash, however, if the Fund believes that conditions exist which make cash payments detrimental to the best interests of the Fund, payment for shares redeemed may be made in whole or in part through a distribution of portfolio securities chosen by the Adviser (under the supervision of the Board of Trustees). If payment is made in securities, a shareholder may incur transaction costs in converting these securities into cash after the redemption.  The securities may or may not be liquid, and shareholders will bear the market risks associated with the security until it is converted into cash.

OTHER IMPORTANT INFORMATION

TAX CONSEQUENCES

Fund dividends and distributions are taxable to most investors (unless your investment is in an IRA or other tax-advantaged account).  Dividends paid by the Fund out of net ordinary income and distributions of net short-term capital gains are taxable to the shareholders as ordinary income. Distributions by the Fund of net long-term capital gains to shareholders are generally taxable to the shareholders at the applicable long-term capital gains rate, regardless of how long the shareholder has held shares of the Fund. Redemptions of shares of the Fund are taxable events which you may realize as a gain or loss.  The amount of the gain or loss and the rate of tax will depend mainly upon the amount paid for the shares, the amount received from the sale, and how long the shares were held. The Fund’s distributions may be subject to federal income tax whether received in cash or reinvested in additional shares.  In addition to federal taxes, you may be subject to state and local taxes on distributions.

The Adviser anticipates that the Fund’s distributions will consist primarily of capital gains.  Because everyone’s tax situation is unique, always consult your tax professional about federal, state, and local tax consequences of an investment in the Fund.

DISTRIBUTION ARRANGEMENTS

Distribution - As a shareholder, you are entitled to your share of the Fund’s income from interest and dividends, and gains from the sale of investments. You receive such earnings as either an income dividend or a capital gains distribution. Income dividends come from both the dividends that the Fund earns from is holdings and interest it receives from its money market and bond investments. Capital gains are realized when the Fund sells securities for higher prices than it paid for them. The capital gains are either short-term or long-term depending on whether the Fund held the securities for less than or more than one year. When a fund makes a distribution to its shareholders, the share price of the Fund drops by the amount of the distribution, net of any market fluctuations.

Buying a Dividend - If you purchase shares of the Fund just before it makes a distribution, you will pay the full price for the shares and then receive a portion back in the form of a taxable distribution. This is referred to as “buying a dividend”. In order to avoid paying unnecessary taxes as a result of the distribution, check the Fund’s distribution schedule before you invest.

PRIVACY POLICY

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources.  In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Fund Collects.  The Fund collects the following nonpublic personal information about you:

•

Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and

•

Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses.  The Fund does not disclose any nonpublic personal information about their current or former shareholders to unaffiliated third parties, except as required or permitted by law.  The Fund is permitted by law to disclose all of the information it collects, as described above, to their service providers (such as the Fund’s custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security.  The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

WHERE TO GO FOR MORE INFORMATION

For shareholder inquiries please, call toll-free in the U.S. at 1-800-595-3166. You will also find more information about the Fund on our website at www.astralinvestments.com or in the following documents:

Statement of Additional Information

The Statement of Additional Information contains additional and more detailed information about the Fund, and is considered to be a part of this Prospectus.  There are three ways to get a copy of these documents.

1. Call or write for one, and a copy will be sent without charge.

Astral Investments c/o Mutual Shareholder Services

    8000 Town Centre Drive, Suite 400

    Broadview Heights, Ohio 44147

1-800-595-3166

2.   Write the Public Reference Section of the Securities and Exchange Commission ("SEC") and ask them to mail you a copy. The SEC charges a fee for this service. You can also review and copy information about the Fund in person at the SEC Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling the number below.

Public Reference Section of the SEC, Washington D.C. 20549-0102 …..  Phone  (1-202-555-8090)

Copies of these documents may also be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

3.  Go to the SEC's website (www.sec.gov) and download a text-only version.

Astral Investments   SEC file number XXX-XXXXX

No dealer, salesman, or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Funds or the Adviser.  This Prospectus does not constitute an offering in any state in which such offering may not lawfully be made.